                                                                        ----------------------------------
                                  UNITED STATES                                    OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION               ----------------------------------
                             Washington, D.C. 20549                     OMB Number:             3235-0058
                                   FORM 12b-25                          Expires:           March 31, 2006
                          NOTIFICATION OF LATE FILING                   Estimated average burden hours per
                                                                        response.....................2.50
                                                                        ----------------------------------
                                                                                  SEC FILE NUMBER
                                                                        ----------------------------------
                                                                                   CUSIP NUMBER
                                                                        ----------------------------------



(Check one): [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q    [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR

             For Period Ended:   June 30, 2008
                               -------------------------------------------------------------------------------------------------

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             -----------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

VISUALMED CLINICAL SOLUTIONS CORP.
--------------------------------------------------------------------------------
Full Name of Registrant

ANCONA MINING CORP.
--------------------------------------------------------------------------------
Former Name if Applicable

1035 LAURIER ST. WEST, SUITE 200
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

MONTREAL, QUEBEC CANADA H2V 2L1
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         VisualMED Clinical Solutions Corp. (the "Company") hereby requests an extension of time to file its Annual Report on Form 10-KSB for the period ended June 30, 2008. The Company was unable to file its Form 10-KSB by September 30, 2008, due to the fact that the Company recently underwent significant internal reorganization, including the departure of its President and Chief Financial Officer. The Company currently anticipates that the Form 10-KSB will be filed within 15 business days following the date on which it was due.


SEC 1344 (03-05)     Persons who are to respond to the collection of information contained in this form are not required to respond unless
                     the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 GERARD DAB                      514             274-1115
     ---------------------------------      --------------  -------------------
                    (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                                                          [X] Yes      [ ]  No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes      [X]  No
     ---------------------------------------------------------------------------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                       VISUALMED CLINICAL SOLUTIONS CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  SEPTEMBER 30, 2008                By  /s/ GERARD DAB
      ----------------------------          ------------------------------------


                                    ATTENTION

--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                               GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('SS'232.201 or 'SS'232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ('SS'232.13(b) of this chapter).



Page 2 of 2



                            STATEMENT OF DIFFERENCES
                            ------------------------

The section symbol shall be expressed as ................................ 'SS'